82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02030508

REGISTRANT'S NAME Pallaum Minerals Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2301 FISCAL YEAR 6-30-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 3/7/02

ARS
6-30-01

PALLAUM MINERALS LTD.

1000 – 355 Burrard Street, Vancouver, British Columbia V6C 2G8

NOTICE OF ANNUAL GENERAL MEETING

TAKE NOTICE that the Annual General Meeting (the "Meeting") of the Shareholders of **Pallaum Minerals Ltd.** (the "Corporation") will be held at **1000 – 355 Burrard Street, Vancouver, British Columbia**, on **Thursday, December 20, 2001**, at the hour of **2:00 P.M.** (Vancouver Time) for the following purposes:

1. To receive and consider the Report to Shareholders from the Board of Directors;
2. To receive and consider the audited financial statements of the Corporation for the financial year ended June 30, 2001, together with the auditor's report thereon;
3. To appoint the auditor of the Corporation for the ensuing year and to authorize the Board of Directors to fix the remuneration to be paid to the auditor;
4. To elect Directors of the Corporation for the ensuing year;
5. To consider and, if deemed advisable, pass an ordinary resolution that subject to regulatory approval and in compliance with the policies of the regulatory authorities, the Board of Directors be authorized to cause the Corporation to enter into one or more private placement transactions and/or property transactions with subscribers during the ensuing 12-month period, providing for the issuance of up to 10 million common shares (or units consisting of 1 common share and 1 warrant) at then market prices (less allowable discounts) and upon such terms and conditions as may be approved by the Board of Directors.
6. To approve by an ordinary resolution of disinterested shareholders an amendment to stock options granted to certain insiders of the Corporation, as more particularly described in the Information Circular under "Particulars of Other Matters to be Acted Upon".
7. To consider any amendment to or variation of any matter identified in this Notice.
8. To transact such other business as may properly be transacted at the Meeting or at any adjournment thereof.

Accompanying this Notice of Meeting is a Management Proxy Circular, Form of Proxy, Letter to Shareholders, Report of the Auditor and Audited Financial Statements, and Supplemental Mailing List Return Card.

If you are unable to attend the Meeting in person, please return the Form of Proxy within the time set out in the Management Proxy Circular. As set out in the Form of Proxy, the enclosed form of Proxy is solicited by management, but you may amend it if you so desire by striking out the names listed therein and inserting in the space provided, the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia on November 6, 2001.

BY ORDER OF THE BOARD

Stanley R. Ford, P.Eng., MBA
President, CEO and Director

02 MAR -1 AM 8:45

Pallaum Minerals Ltd.
#1000-355 Burrard Street
Vancouver, British Columbia V6C 2G8

MANAGEMENT PROXY CIRCULAR

(as at November 9, 2001, except as indicated)

SOLICITATION OF PROXIES

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of **Pallaum Minerals Ltd.** (the "Corporation") for use at the Annual Meeting (the "Meeting") of its shareholders to be held on **December 20, 2001**, at the time and place and for the purposes set forth in the accompanying Notice of Meeting or at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or regular employees of the Corporation. **The cost of solicitation will be borne by the Corporation.**

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying Form of Proxy are the President and a Senior Officer of the Corporation. ***A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE FORM OF PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE FORM OF PROXY AND INSERT THE NAME OF HIS OR HER NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER SUITABLE FORM OF PROXY.***

A proxy will not be valid unless the completed, signed and dated Form of Proxy is delivered to the office of **CIBC Mellon Trust Company, the registrar and transfer agent of the Corporation, by hand, at Suite 1600, Oceanic Plaza, 1066 West Hastings Street, Vancouver, B.C., V6E 3X1, Canada or by mail at P.O. Box 1900, Vancouver, B.C., V6C 3K9, Canada, not less than 48 hours (excluding Saturdays and holidays) before the day of the Meeting** or any adjournment thereof at which the proxy is to be used.

A shareholder or an intermediary who has given a proxy may revoke it pursuant to section 148(4) of the *Canada Business Corporations Act* **by an instrument in writing duly executed and delivered to the registered office of the Corporation, 1500-1055 West Georgia Street, Vancouver, B.C. V6E 4N7, Canada, Fax (604) 685-7084** at any time up to and including the last business day that precedes the day of the Meeting, or at any adjournment thereof, at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting, or at any adjournment thereof, or in any other manner permitted by law. A revocation of proxy will not affect a matter on which a vote is taken before the revocation.

EXERCISE OF DISCRETION

On a poll, the nominees named in the accompanying Form of Proxy will vote or withhold from voting the shares represented thereby in accordance with the instructions of the shareholder or intermediary on any ballot that may be called for. The Form of Proxy will confer discretionary authority on the nominees named therein with respect to:

a) each member or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors;
b) any amendment to or variation of any matter identified therein; and

c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Form of Proxy, the nominees named in the accompanying form will vote shares represented by the proxy for the approval of such matter.

As of the date of this Management Proxy Circular, management of the Corporation knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting, each nominee intends to vote thereon in accordance with the nominee's best judgment.

VOTING OF SHARES

As of November 9, 2001, the Corporation had outstanding **26,630,921** fully paid and non-assessable common shares without par value, each carrying the right to one vote.

Only shareholders of record at the close of business on **November 9, 2001,** who either attend the Meeting personally or complete, sign and deliver a Form of Proxy in the manner and subject to the provisions described above, will be entitled to vote or to have their shares voted at the Meeting.

To the knowledge of the Directors and Senior Officers of the Corporation, there are no parties who ***beneficially*** own, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation.

VOTES NECESSARY TO PASS RESOLUTIONS AT THE ANNUAL MEETING

A majority of the votes cast at the Meeting (in person or by proxy) is required in order to elect Directors and to pass all the other resolutions referred to in the accompanying Notice of Meeting.

ELECTION OF DIRECTORS

The Articles of Continuation of the Corporation provide that the number of Directors of the Corporation shall be a minimum of three and a maximum of ten. The term of office of each of the current Directors will expire at the conclusion of the Meeting. **The persons named below will be nominated for election at the Meeting as management's nominees. Each Director elected will hold office until the conclusion of the next Annual Meeting of the Corporation at which a Director is elected, unless the Director's office is earlier vacated in accordance with the provisions of the** *Canada Business Corporations Act.* Unless otherwise directed, it is management's intention to vote proxies in favour of management's nominees.

The following table sets out the names of management's nominees for election as Directors, all offices in the Corporation each now holds, each nominee's principal occupation, business or employment, the period of time during which each has been a Director of the Corporation and the number of shares of the Corporation beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at October 31, 2001:

Name, Position & Country of Residence	*Occupation, Business or Employment*	*Period a Director of Corporation*	*Shares Beneficially Owned or Controlled*
Stanley R. Ford *President, Chief Executive Officer and Director* *Canada*	President & Chief Executive Officer of the Corporation; Professional Engineer; Master Business Administration; President & Director, Pallaum Nevada	November 19, 1990	1,610,724
Christopher A. Serin *Director* *Canada*	Financial Consultant, director of several public natural resource companies; Master Business Administration	April 12, 1994	2,500
Michael A. Devlin *Director* *Australia*	B.Sc. (Hons), M.B.A. – Associate of the Institute of Actuaries (London & Australia); Associate of the Securities Institute of Australia; Deputy Chairman of AM Corporation Limited (an Australian-based pension funds administrator); Chairman of Absolute Capital Limited (an Australian-based Hedge Fund)	September 5, 1995	394,600
Robert F. Sheldon *Director* *Canada*	B.Sc., Geological Engineering; semi-retired consultant for the past 5 years; director, Altair International Inc. May 1997 to present; director, Aspen Exploration Corp., 1982 to present; past president of Newmont Exploration of Canada Ltd., past vice president of Newmont Mines Ltd.; past president of B.C. and Yukon Chamber of Mines and The Engineers Club	March 20, 1997	115,000

The information as to residence, principal occupation and shares beneficially owned is not within the knowledge of the management of the Corporation and has been furnished by the respective nominees

The Corporation does not have an Executive Committee of its directors. The Corporation is required to have an Audit Committee and the current members of the Audit Committee are: Stanley R. Ford, Christopher A. Serin and Robert F. Sheldon.

EXECUTIVE COMPENSATION

The following tables sets forth all compensation paid in respect of the individual who was, at the financial year ended June 30, 2001, the Chief Executive Officer of the Corporation. There were no executive officers of the Corporation whose total salary and bonus exceeded $100,000 during the financial year ended June 30, 2001.

Summary Compensation Table

There is only one Named Executive Officer of the Corporation, namely, Stanley R. Ford, President and Chief Executive Officer.

The compensation for the Named Executive Officer for the Corporation's and its subsidiary's three most recently completed financial years ended June 30th is as set out below:

	Annual Compensation				Long Term Compensation			
					Awards		Payouts	
Name & Principal Position	Year	Salary $	Bonus $	Other Annual Compensation $	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts $	All Other Compensation ($)
Stanley R. Ford	2001	Nil	Nil	Nil	450,000 [1]	200,000 [4]	Nil	Nil
President, Chief Executive Officer, Director	2000	Nil	Nil	Nil	450,000 [1]	416,667 [5] 500,000 [6] 149,000 [7]	Nil	Nil
	1999	Nil	Nil	Nil	250,000 [2] 350,000 [3]	Nil	Nil	Nil

(1) These options were granted on March 16, 2000 at a price of $0.36 per share, exercisable on or before March 15, 2005. The Corporation is awaiting approval from the Canadian Venture Exchange to amend the exercise price from $0.36 per share to $0.15 per share. In addition, the Corporation is seeking shareholder approval for this amendment. Refer to "Particulars of Matters to be Acted Upon".

(2) These options were cancelled on June 9, 1999.

(3) These options were granted on June 9, 1999 at a price of $0.15 per share, exercisable on or before June 8, 2004. All of these options were exercised during the past fiscal year;

(4) Each unit consisted of one common share of the Corporation and one non-transferable share purchase warrant (the "Warrant"). The Warrant entitles Mr. Ford to acquire one additional common share of the Corporation on or before April 26, 2003 at a price of $0.27 per share. The shares were subject to a hold period expiring on June 9, 2001. The Warrant has not been exercised in whole or in part;

(5) Each unit consisted of one common share of the Corporation and one non-transferable share purchase warrant (the "Warrant"). The Warrant entitled Mr. Ford to acquire one additional common share of the Corporation on or before May 26, 2000 at a price of $0.12 per share and at a price of $0.15 per share if exercised after May 26, 2000 and on or before May 26, 2001. The shares were subject to a hold period expiring on August 18, 2000. Mr. Ford exercised the Warrant in its entirety;

(6) Each unit consisted of one common share of the Corporation and one non-transferable share purchase warrant (the "Warrant"). The Warrant entitles Mr. Ford to acquire one additional common share of the Corporation at a price of $0.15 per share on or before December 15, 2001. These shares were subject to a hold period expiring on April 29, 2000. Mr. Ford has exercised the Warrant as to 139,000 shares;

(7) Each unit consisted of one common share of the Corporation and one non-transferable share purchase warrant (the "Warrant"). The Warrant entitles Mr. Ford to acquire one additional common share of the Corporation on or before June 23, 2002 at a price of $0.48 per share. These shares were subject to a hold period expiring on October 23, 2000. The Warrant has not been exercised in whole or in part.

Subsequent to the Corporation's financial year ended June 30, 2001, Stanley R. Ford purchased 800,000 units of the Corporation at a price of $0.20 per unit. Each unit consisted of one common share of the Corporation and one non-transferable share purchase warrant (the "Warrant"). The Warrant entitles Mr. Ford to acquire one additional common share of the Corporation on or before October 4, 2003 at a price of $0.27 per share. These shares are subject to a hold period expiring on February 4, 2002.

No long-term incentive plan awards have been made to the Named Executive Officer for the Corporation's most recently completed financial year or at any time.

STOCK OPTIONS

The following table sets forth information concerning individual grant of options to purchase securities of the Corporation made during the most recently completed financial year to the Named Executive Officer of the Company:

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to All Employees in the Financial Year	Exercise Or Base Price ($/Securities)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Stanley R. Ford	Nil	N/A	N/A	N/A	N/A

The following table summarizes options exercised by the Named Executive Officer of the Corporation during the most recently completed financial year of the Company:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($) [1]	Unexercised Options/SARs at June 30/2001 Exercisable/ Unexercisable #	Value of Unexercised in the Money Options/SARs at June 30/2001 Exercisable/ Unexercisable $
Stanley R. Ford	Nil	N/A	N/A	N/A

There are no defined benefit or actuarial plans in place or proposed at this time.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

There is no employment contract between the Corporation and the Named Executive Officer; however, the Corporation has entered into a management contract with International Royalties Corporation ("IRC") dated May 1, 1997, a company controlled by Stanley R. Ford, the Named Executive Officer, which obligates IRC to provide day-to-day management services as well as office facilities, secretarial services, telephone, photocopier, computer, answering and facsimile services in return for the payment of $3,000 per month and reimbursement of all expenses incurred by IRC on behalf of the Corporation plus a handling fee of 10% applicable to all disbursements incurred. The management contract has a one-year term but is renewable by consent of both parties. During the year ended June 30, 2001, the Corporation paid IRC $36,000 under this contract.

There are no compensatory plan(s) or arrangement(s) with respect to the Named Executive Officer resulting from resignation, retirement or any other termination of employment of the Named Executive Officer's employment or from a change of the Named Executive Officer's responsibilities following a change in control.

DIRECTORS' AND SENIOR OFFICERS' COMPENSATION

There are no standard arrangements under which Directors or Senior Officers were compensated by the Corporation and its subsidiaries during the recently completed financial year for their services in their capacity as directors, officers or consultants; other than a Senior Officer was paid accounting and administrative fees of $37,000 during the past financial year and Directors and Senior Officers were reimbursed for out-of-pocket expenses.

The following table sets forth information concerning individual grants of options to purchase securities of the Corporation made during the most recently completed financial year to the Directors and Senior Officers of the Corporation (other than the Named Executive Officer):

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to All Employees In the Financial Year	Exercise Or Base Price ($/Securities)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Christopher Serin (director)	100,000	11%	$0.35	$0.34	May 24, 2003

(1) These options were granted on May 25, 2001.

The following table summarizes options exercised by two Directors of the Corporation during the most recently completed financial year of the Company:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($) (1)	Unexercised Options/SARs at June 30/2001 Exercisable/ Unexercisable #	Value of Unexercised in the Money Options/SARs at June 30/2001 Exercisable/ Unexercisable $
Christopher Serin	100,000 (Apr. 26/01)	$22,000	Nil	$ Nil
Robert Sheldon	100,000 (May 18/01)	$21,000	Nil	$ Nil

(1) The aggregate net value is the market value less the exercise price at the date of exercise.

During the last completed financial year, no options were exercised by the other Directors of the Corporation.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Corporation, no proposed nominee for election as a Director of the Corporation, and no associates or affiliates of any of them, is or has been indebted to the Corporation at any time since the beginning of the Corporation's last completed financial year, other than:

Name and Principal Position	Involvement of Corporation or Subsidiary	Largest Amount Outstanding As at June 30, 2001	Amount Outstanding As at Oct. 31, 2001
International Royalties Corp. (1)	Lender	$46,495	$57,230
Stanley R. Ford	Lender	$11,363	$10,014
Peter G. Rook-Green	Lender	$1,201	$1,201

(1) International Royalties Corp. is a private company controlled by Mr. Ford.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Corporation, none of the Directors or Senior Officers of the Corporation, or any associate or affiliate of such person or company, has any material interest, direct or indirect, in any transaction during the past year of any proposed transaction which has materially affected or will materially affect the Corporation, other than:

Stanley R. Ford, the President and a Director of the Corporation agreed to purchase by way of private placement:

- 200,000 units at $0.20 per unit. Each unit consisted of one (1) common share and one (1) 24-month share purchase warrant (the "Warrant") entitling Mr. Ford to purchase one (1) additional common share of the Corporation on or before April 26, 2003 at a price of $0.26 per share. Mr. Ford has not exercised the Warrant in whole or in part.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Except as set out herein or under "Particulars of Other Matters to be Acted Upon", and other than the election of Directors or the appointment of Auditor, no Director or Senior Officer of the Corporation or any proposed nominee of the management of the Corporation for election as a Director of the Corporation, nor any associate or affiliate of the foregoing persons has any substantial interest direct or indirect, by way of beneficial ownership or otherwise in matters to be acted upon at the Meeting.

APPOINTMENT AND REMUNERATION OF AUDITOR

The persons named in the enclosed Form of Proxy will vote for the appointment of **Morgan & Company**, Chartered Accountants, Vancouver, British Columbia, as auditor for the Corporation, to hold office until the next Annual Meeting of the Shareholders at a remuneration to be fixed by the Board of Directors. Morgan & Company has been auditor of the Corporation since November 8, 1994.

MANAGEMENT CONTRACTS

None other than as previously set forth.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Financial Statements

The audited financial statement prepared to the Corporation's year end of June 30, 2001, together with the report thereon of the auditor of the Corporation are being mailed along with the Notice of Meeting, Management Proxy Circular, and Form of Proxy. At the Annual Meeting, the shareholders will be asked to consider the Report of the Directors and the audited financial statements of the Corporation.

General Private Placements/Property Acquisitions

The only source of capital presently available to the Corporation is equity financing. In order for the Corporation to raise funds to carry on its ongoing programs, the Corporation might arrange private placement subscriptions for common shares or for securities convertible into common shares.

Shareholders are being asked to pass an ordinary resolution allowing the Corporation's Directors to cause the Corporation to enter into one or more private placement agreement transactions during the ensuing 12 month period providing for the issuance of up to 10 million shares (or units consisting of 1 share and 1 warrant) at then market prices (less allowable discounts) and upon such terms as may be approved by the Directors of the Corporation. It is not the current intention of management to issue the entire number of shares authorized pursuant to the proposed resolution; however, it is a general policy of the regulatory authorities that the shareholders of the Corporation are required to approve a private placement (including warrants granted as part of such placement) if the number of shares to be issued to one placee, or to a group of placees who intend to vote their shares as a group, is equal to or greater than 20% of the number of the Corporation's shares outstanding after giving effect to the issuance of the private placement shares (including the exercise of any warrants attached thereto). In addition, shareholder approval is required if the private placement may result in or is part of a transaction involving a change in the effective control of the Corporation or the creation of a control block.

Management considers that it is in the best interests of the Corporation to obtain an authorization from the shareholders for additional private placements and/or property acquisitions to be entered into during the next 12 months. This approval will obviate the necessity of obtaining shareholder approval for each specific private placement and/or property acquisition, thereby reducing the time required to obtain regulatory approval and decreasing the Corporation's administrative costs relating to such private placements and/or property acquisitions.

The private placements and/or property acquisitions will only be negotiated if management believes the subscription price is reasonable in the circumstances and if the funds are required by the Corporation to continue or expand its activities. Each private placement and/or property acquisition transaction authorized hereunder will be made with persons who may or may not be dealing at arm's length to the Corporation; however, the subscription prices for private placements will comply with the policies of the regulatory authorities.

In the event that the shareholders do not pass the resolution authorizing the Corporation to issue such common shares by way of one or more private placement transactions and/or property acquisitions with persons who are not dealing at arm's length to the Corporation, the Corporation may be required to seek shareholder approval for the private placements negotiated thereafter.

Amendments to Stock Options

Shareholders will be asked to approve an amendment with respect to the re-pricing of incentive stock options made to certain insiders of the Corporation not previously approved by the shareholders. The disinterested shareholders of the Corporation will be asked at the Meeting to pass the following Ordinary Resolution:

"**BE IT RESOLVED, as an ordinary resolution, THAT** the exercise price of the following options be approved:

Optionee	Number of Shares	Previous Exercise Price	New Exercise Price
Stanley R. Ford	450,000	$0.36	$0.15
Peter G. Rook-Green	75,000	$0.36	$0.15

The insiders named above and their "associates" within the meaning of the *Securities Act* (British Columbia and Alberta) will not be entitled to vote on the resolution to approve the amendment to these stock options and any votes cast by such insider will not be recognized by the scrutineers for the purpose of determining whether the resolution was passed by a *majority* of votes cast at the meeting. **To the best of the Company's knowledge, 1,711,724 shares will not be counted in determining this resolution.**

APPROVAL AND CERTIFICATION

The contents and sending of this Management Proxy Circular have been approved by the Directors of the Corporation.

To the best of the knowledge of the Directors of the Corporation, the Management Proxy Circular contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED the 9th day of November, 2001.

PALLAUM MINERALS LTD.

Stanley R. Ford, P.Eng., MBA
President and Director

The Form of Proxy, Report to Shareholders and the Audited Financial Statements of the Corporation accompany this Management Proxy Circular.

U.S. Exempt No. 82-2301

British Columbia
Securities Commission

QUARTERLY REPORT
Form 51-901F
(Formerly Form 61)

SCHEDULE A:	**FINANCIAL INFORMATION**
SCHEDULE B:	**SUPPLEMENTARY INFORMATION**
SCHEDULE C:	**MANAGEMENT DISCUSSION**

ISSUER DETAILS		
Name of Issuer **PALLAUM MINERALS LTD.**	For Quarter Ended June 30, 2001	Date of Report November 13, 2001
Issuer's Address **Suite 1000 – 355 Burrard Street Vancouver, B.C. V6C 2G8**	*Issuer's Fax No.* **604-687-0384**	*Issuer's Telephone No.* **604-687-5257**
Contact Person **Peter G. Rook Green, CMA**	*Contact's Position* **Corporate Secretary**	*Contact's Telephone No.* **604-507-2150**

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosures contained herein have been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Director's Signature	*Print Full Name*	*Date Signed*
"Stanley R. Ford"	**Stanley R. Ford, Director**	November 13, 2001
Director's Signature	*Print Full Name*	*Date Signed*
"Christopher A. Serin"	**Christopher A. Serin Director**	November 13, 2001

Pallaum Minerals Ltd.

Consolidated Financial Statements
Schedule "A"

June 30, 2001 and 2000

MORGAN & COMPANY
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders,
Pallaum Minerals Ltd.

We have audited the consolidated balance sheets of **Pallaum Minerals Ltd.** as at June 30, 2001 and June 30, 2000 and the consolidated statements of loss and deficit, statements of cash flows and resource property deferred costs for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2001 and June 30, 2000, and the results of its operations and the changes in its financial position for the years then ended in accordance with generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada
November 7, 2001

"Morgan & Company"
Chartered Accountants

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF ACPA INTERNATIONAL

P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1

PALLAUM MINERALS LTD.
Consolidated Balance Sheets
As at June 30, 2001 and 2000

	2001	2000
ASSETS		
Current Assets		
Cash and short-term deposits	$ **2,690**	$ 8,927
Accounts and advances receivable	**12,795**	97,489
Due from related parties (Note 6)	**59,058**	22,377
Share Subscriptions Receivable (Note 4(d))	**89,274**	110,100
Prepaid expenses	**2,700**	—
	166,517	238,893
Resource Properties and Deferred Exploration and Development Costs (Note 3)	**1,062,946**	446,407
Capital Assets (net)	**1,394**	1,743
	$ **1,230,857**	$ 687,043
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ **135,190**	$ 82,314
Due to related parties (Note 6)	**5,765**	—
Loan payable (Note 7)	**38,937**	—
	179,892	82,314
SHAREHOLDERS' EQUITY		
Share Capital (Note 4)	**9,955,493**	9,028,243
Deficit	**(8,904,528)**	(8,423,514)
	1,050,965	604,729
	$ **1,230,857**	$ 687,043

Approved by the Directors:

"Stanley R. Ford" Director

"Christopher A. Serin" Director

See Accompanying Notes to Financial Statements

PALLAUM MINERALS LTD.
Consolidated Statements of Loss and Deficit
For Years Ended June 30, 2001 and 2000

	2001	2000
Interest Income	$ 1,443	$ 718
Administration Costs		
Accounting and audit fees	42,740	35,450
Administration	63,549	39,507
Amortization	349	436
Consulting fees	135,103	44,904
Management fees	36,000	36,000
Legal fees	37,292	6,508
Promotion	44,178	67,284
Regulatory and transfer agent fees	20,744	19,688
Shareholder communications	2,607	1,671
Travel	37,033	10,030
Loss (gain) on U.S. exchange	2,481	840
	422,076	262,318
Loss before the following	(420,633)	(261,600)
Write-off of resource properties (Note 3b)	(60,381)	(90,706)
Loss for the year	(481,014)	(352,306)
Deficit Beginning Of Year	(8,423,514)	(8,071,208)
Deficit – End of Year	$ (8,904,528)	$ (8,423,514)
Loss per share	$ (0.02)	$ (0.02)

See Accompanying Notes to Financial Statements

PALLAUM MINERALS LTD.
Consolidated Statements of Cash Flows
For Years Ended June 30, 2001 and 2000

	2001	2000
Operating Activities		
Loss for the year	$ (481,014)	$ (352,306)
Items not affecting cash:		
Amortization	349	436
Write-off of resource properties	60,381	90,706
	(420,284)	(261,164)
Change in non-cash working capital		
Related to operations		
Accounts receivable	84,694	(97,077)
Prepaid expenses	(2,700)	—
Accounts payable	52,876	(72,760)
	134,870	(169,837)
	(285,414)	(431,001)
Investing Activities		
Investment in resource properties and deferred exploration and development costs (net)	(676,920)	(93,831)
Financing Activities		
Issuance of shares for cash net of related expenses	927,250	718,300
Share subscriptions receivable	20,826	(110,100)
Loan payable	38,937	(40,500)
Advances from (to) related parties	(30,916)	(36,063)
	956,097	531,637
Increase (Decrease) In Cash During The Year	$ (6,237)	$ 6,805
Cash, Beginning Of Year	$ 8,927	$ 2,122
Cash, End Of Year	$ 2,690	$ 8,927

Supplemental Information on Non-Cash Investing & Financing Activities
During the 2001 fiscal year, non-cash transactions included 182,500 shares issued for finders' fees for deemed proceeds of $36,500. During the 2000 fiscal year, non-cash transactions included 218,800 shares issued for finders' fees for deemed proceeds of $26,988 and 387,056 shares issued for debt for deemed proceeds of $96,764.

See Accompanying Notes to Financial Statements

PALLAUM MINERALS LTD.

Consolidated Schedules of Resource Property Deferred Costs
For Years Ended June 30, 2001 and 2000

	Balance June 30, 2000	Expenditures for the year	Disposals/ Write-offs for the year	Balance June 30, 2001
Acquisition Costs, Option Payments and Advance Royalties:				
Labrador Nickel Syndicate	$ 108,287	$ —	$ —	$ 108,287
Deferred Exploration Costs and Development Expenditures				
Labrador Nickel Syndicate	338,120	—	—	338,120
Archer County Oil Project	—	60,381	(60,381)	—
Hood County – Wood Reef # 1	—	137,782	—	137,782
Hood County – Wood Reef # 2	—	234,216	—	234,216
Hood County – Wood Reef # 3	—	244,541	—	244,541
	$ 446,407	$ 676,920	$ (60,381)	$ 1,062,946

	Balance June 30, 1999	Expenditures for the year	Disposals/ Write-offs for the year	Balance June 30, 2000
Acquisition Costs, Option Payments and Advance Royalties:				
Labrador Nickel Syndicate	$ 105,162	$ 3,125	$	$ 108,287
St. Martinville Oil Prospect	—	90,706	(90,706)	—
Deferred Exploration Costs and Development Expenditures				
Labrador Nickel Syndicate	338,120	—	—	338,120
	$ 443,282	$ 93,831	$ (90,706)	$ 446,407

See Accompanying Notes to Financial Statements

PALLAUM MINERALS LTD.

Notes to Consolidated Financial Statements
June 30, 2001 and 2000

1. **CONTINUED OPERATIONS:**

The Company, directly and through joint ventures, is in the process of exploring its resource properties and has not yet determined whether or not these properties contain reserves that are economically recoverable. The recoverability of amounts shown for resource properties and related deferred expenditures is dependent upon the discovery of economically recoverable reserves, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production or, alternatively, upon the ability of the Company to dispose of properties or its interest therein on an advantageous basis.

2. **SIGNIFICANT ACCOUNTING POLICIES:**

Consolidation
These consolidated financial statements include the accounts of the Company and its wholly owned U.S. subsidiary, Pallaum Nevada, and its wholly-owned dormant Canadian subsidiary, Reymont Resources Ltd

Capital Assets
Capital Assets are recorded at cost. The company's amortization policy is 20% straight-line with amortization at half-rate during the year of acquisition.

Loss Per Share
Basic loss per share computations are based upon the weighted average number of shares outstanding during the year.

Resource Properties and Deferred Exploration and Development Costs
The costs of mineral properties, including related acquisition and development costs, and administrative **costs are deferred** until **the properties to which they relate are placed** into **production, sold or abandoned. These costs will be amortized over the estimated useful lives of the properties** following the commencement of production or written off if the properties are sold, abandoned or become impaired.

The Company follows the full cost method of accounting for petroleum and natural gas properties whereby all costs relating to the acquisition and development of petroleum and natural gas reserves are capitalized.

Depletion of petroleum and natural gas properties are calculated using the unit-of-production method based on estimated proven reserves.

The Company applies the ceiling test to capitalized costs to ensure that such costs, less accumulated depletion and amortization, deferred income taxes and the provision for future site removal and restoration costs do not exceed future net revenues from estimated production of proven reserves at year-end prices and costs, net of impairment and the cost of unproved properties. Future net revenues are calculated after deducting general and administrative costs, financing costs, future site removal and restoration costs and income taxes.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amount reported in the consolidated financial statements and related notes to the financial statements. Actual results may vary from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES, continued:

Financial Instruments
The carrying amounts for cash and short term deposits, accounts and advances receivable, accounts payable, accrued liabilities, due to/from related parties and share subscriptions payable on the balance sheets approximate fair value because of the limited term of these instruments. Fair value estimates are made at the balance sheet date, based on relevant information about the financial instrument.

Foreign Currency Translation
Transactions recorded in United States dollars are translated as follows:

- monetary assets and liabilities at the rates prevailing at the balance sheet date.
- non-monetary assets and liabilities at historic rates.
- income and expenses at the average rate in effect during the year.
- exchange gains or losses are recorded in the consolidated statement of operations and deficit.

Stock Based Compensation
Employee and director stock options granted by the Company (as described in Note 4c)) are not recognized in the accounts until exercised, and then are recorded only as a credit to share capital to the extent of the exercise price. No remuneration expense is recorded by the Company on the excess, if any, of the trading price of the stock over its exercise price.

3. RESOURCE PROPERTIES AND DEFERRED EXPLORATION AND DEVELOPMENT COSTS

a) Mineral Properties:

Labrador Nickel Syndicate
The Company and a company then related by a common officer and director formed the Labrador Nickel Syndicate ("LNS") and optioned a 100% interest in seventeen properties totaling 2,529 claims located in the Voisey Bay/Harp Lake area of Labrador. LNS is a 50-50 joint venture between the two companies.

Under the agreements, the Company issued 100,000 shares to a third party who staked the claims and issued finders' fees consisting of 108,750 shares and $500 to a group who arranged for the transaction.

On June 21, 1995, the Company announced that the land position had been increased to 2,533 claims south of the major Voisey's Bay discovery, and that pursuant to an agreement between itself, the related company, and a public company ("Pubco"), it was agreed that Pubco could earn a 50% interest in the property, subject to a net smelter return royalty of 3% payable to the staker, for $250,000 and the issuance of 350,000 shares of the public company paid to the staker; and work commitments totaling $500,000.

In November, 1995, the public company earned a 50% interest in the property in accordance with the terms of the agreement. The parties have agreed in principle to the terms of a joint venture on the properties.

In 1998, the LNS decided to reduce its holdings to the core 250 mineral claims, comprising two properties, identified as the Adlatok River 1, and the Adlatok River 2.

3. RESOURCE PROPERTIES AND DEFERRED EXPLORATION AND DEVELOPMENT COSTS, continued:

a) Mineral Properties, continued

Labrador Nickel Syndicate, continued
In January, 2001, the Company entered into an agreement with Pubco whereby the Adlatok River 1 property would be grouped with an adjoining mineral license held by Pubco and another public company. Assessment credits would then be applicable to the grouped claims such that the tenure would be extended for nine years from 2001. In return for the grouping, the Company transferred to Pubco and the other public company an undivided 5% beneficial interest in the Adlatok River 1 property, leaving the Company with a 20% interest in Adlatok River 1. The Company also agreed that it would not earn any interest in the adjoining mineral licence.

The Company retains a 25% interest in the Adlatok River 2 Property.

a) Oil and Gas Properties:

Hood County Oil Prospect
The Company signed an agreement with International Oil & Gas Inc. to acquire a 12.8205 percent leasehold interest, or a 10% net revenue interest, in a 5,000-acre gas/oil prospect in Hood County, Texas. The prospect is located on the edge of the Lipann gas field, which is approximately 30 miles southwest of Ft. Worth, Texas. The first hole commenced drilling in October 2000, and the initial program was completed in early November. The Operator identified three major zones with gas showings in the Wood Reef No. 1 well. Gas showings were measured in three areas. On November 13, 2000, the Company announced that the operator has been instructed to complete the well, and to place it into commercial production. International Oil & Gas has negotiated a gas delivery contract.

The Company agreed to participate in the drilling of an additional two wells, Wood Reef Wells Nos. 2 and 3. The agreement has been revised so that the Company now has a 24.333 percent leasehold interest, or a 18.97% net revenue interest in these additional wells.

The Company has also agreed to participate in a further five-well program, in which the Company will earn a leasehold interest of 25%, or a net revenue interest of 19.5%.

Archer County Oil Prospect
The Company executed an agreement to acquire a 22-1/2 percent working interest or an 18% net revenue interest in an oil and gas prospect in Archer County, Texas. The well was drilled and the front edge of the reef was intersected. The results of the drilling did not indicate hydrocarbons of significance. As a result, the Company has written off the costs incurred on the well.

Under an area of mutual interest (AMI) clause in the Company's agreement, the Company has the first right of refusal to participate in any well drilled on any additional acreage acquired by Oil for America that lies within a five-mile radius of the first well drilled. Oil for America recently acquired a further 133 contiguous acres and the Company can elect to acquire a 22.5 percent working interest in the additional acreage.

St. Martinville Oil Prospect
During the 2000 fiscal year, the Company entered into an agreement to acquire a 15% interest in the St Martinville Field, Louisiana Prospect. The Company drilled unsuccessfully, plugged the well, and abandoned the property. All costs relating to the property were written off.

4. SHARE CAPITAL:

(a) Authorized -
Unlimited common voting shares without nominal or par value
Unlimited number of Class A preferred shares without nominal or par value
Unlimited number of Class B preferred shares without nominal or par value

(b) Issued –

Share capital has been issued as follows:

	Number of Shares		Amount
Balance June 30, 1999	12,354,982	$	8,213,179
Issued for cash:			
Exercise of options	400,000	$	60,000
Exercise of warrants	330,000		45,800
Private Placements net of expenses (d)	4,708,333		585,512
Issued for finders' fees (e)	215,800		26,988
Issued for debt (g)	387,056		96,764
Balance June 30, 2000	18,396,171	$	9,028,243
Issued for cash:			
Exercise of options	470,000		77,500
Exercise of warrants	2,401,500		354,750
Private Placements net of expenses (d)	2,475,000		458,500
Issued for finders' fees (e)	182,500		36,500
Balance June 30, 2001	23,925,171	$	9,955,493

(c) Warrants and options providing for the issue of additional common shares are outstanding as follows:

Item	Number June 30, 2000	Number June 30, 2001	Exercise Price	Expiry Date
Options	150,000	—	$0.15	June 8/01
Options	100,000	30,000	$0.25	January 24/02
Options	—	200,000	$0.22	September 13/02
Options	—	700,000	$0.35	May 24/03
Options	400,000	150,000	$0.15	June 8/04
Options	950,000	775,000	$0.36	March 15/05
Warrants	277,500	—	$0.26/$0.35	October 29/99/00
Warrants	1,250,000	—	$0.15	May 26/01
Warrants	2,750,000	1,776,000	$0.10/$0.15	December 15/00/01
Warrants	479,133	479,133	$0.48	June 23/02
Warrants	—	2,475,000	$0.27	April 26/03

PALLAUM MINERALS LTD.
Notes to Consolidated Financial Statements
June 30, 2001 and 2000

4. SHARE CAPITAL, continued:

(d) During the year ended June 30, 2001, the company received, or was due $458,500 (2000 - $585,512) as proceeds of a private placement, net of finders' fees from the issuance of 2,475,000 (2000 - 4,708,333) shares. The balance of $89,274 was received in full subsequent to the year-end.

(e) The Company issued 182,500 for deemed proceeds of $36,500 as finders for the above private placement. During the year ended June 30, 2000, the Company issued 215,800 shares for deemed proceeds of $26,988 as finders' fees for financing.

(g) During the year ended June 30, 2000, *the Company issued 387,056 shares to settle an* outstanding debt in the amount of $96,764.

(h) *During the year ended* June 30, 2001, the Company granted 900,000 stock options to directors, officers and employees as follows:

Number	Exercise Price	Expiry Date
200,000	$0.22	September 13, 2002
700,000	$0.35	May 24, 2003

During the year ended June 30, 2000, the Company granted 950,000 stock options to directors, officers and employees at $0.36 per share exercisable until March 15, 2005.

(i) As at June 30, 2001 and 2000 the Company had Nil shares in escrow.

5. INCOME TAX

Effective June 30, 2001, the Company adopted CICA Standard 3465, "Accounting for Income Taxes."

The Company has non-capital losses of approximately $3,044,000 available to offset future taxable income in Canada, which expire between 2002 and 2008.

The benefits of these losses carried forward have not been recognized in the financial statements. The Company also has an amount of approximately $4,540,000 relating to exploration of its mineral and oil and gas properties which is available to reduce future income for tax purposes.

6. RELATED PARTY TRANSACTIONS

During the year ended June 30, 2001 the Company incurred management fees of $36,000 (2000 - $36,000) and $24,168 (2000 - $20,770) for office facilities and services with a company related by virtue of a common director and officer. The Company also incurred accounting and administrative fees of $37,000 (2000 - $29,500) with a company owned by an officer.

Due from Related Parties at June 30, 2001 includes $46,495 (2000 - $22,377) due from a company *related by a common director and officer*. Due to Related Parties includes $Nil (2000 – 14,762) due to a company related by a common director and officer; and $5,765 (2000 - $Nil) due to directors and officers of the company. Share subscriptions receivable includes $49,900 (2000 - $73,740) due from a director, which was paid in full subsequent to the year-end.

7. LOAN PAYABLE

In April 2001, the Company borrowed US$25,000 from an arm's length company to assist with financing of its oil and gas projects. This loan was repaid in full subsequent to the year-end.

8. SUBSEQUENT EVENTS

Subsequent to the year end, the Company:

1. Announced and closed a private placement consisting of 1,662,500 units priced at $0.20 per unit. Each unit consists of one share and one two-year share purchase warrant that enables the investor to purchase an additional 1,662,500 shares at $0.27 per share. Finders' fees totaling 67,250 shares were issued at a deemed price of $0.21 per share.
2. Proposed to grant 1,185,000 stock options to directors and employees at a price of $0.15 per share exercisable for two years. This transaction is subject to regulatory approval.
3. Proposed to reduce the exercise price of 675,000 existing stock options from $0.36 per share to $0.15 per share. The expiry date of these options is March 15, 2005. This transaction is subject to regulatory approval.
4. Issued 816,000 shares pursuant to the exercise of share purchase warrants at $0.15 per share for total proceeds of $122,400; issued 1,662,500 shares, pursuant to a private placement at $0.20 per share for proceeds of $332,500; and issued 67,250 shares for finders fees for deemed proceeds of $14,123.
5. The company has agreed to enter into an agreement with Falconbridge Limited, Donner Minerals, SVB Nickel Company Ltd., Major General Resources Ltd. and Northern Abitibi Mining Corp. wherein Falconbridge will earn a 50-per-cent interest in the South Voisey's Bay properties by expending $23 million. The Company owns a 25-per-cent interest in the 37.5 square-kilometre Adlatok River 2 property which will be a part of the Falconbridge agreement. The Company also owns a 20-per-cent interest in the Adlatok River 1 property located adjacent to Major General's property. This property has been kept out of the agreement.
6. The Company received US$87,500 each from two arm's length companies for a total of US$175,000 in return for assignments of an undivided one-quarter interest in two wells located in Hood County, Texas, described as the Mesa Wood A-3 and the Mesa Wood B-4 wells, such one-quarter undivided interest equating to a 6.25% leasehold interest and a 4.875% net revenue interest in such two wells to each company.
7. The Company received a US$185,000 financing that will be used to drill the Mesa Wood #3 and the Mesa Wood #4 wells. This project financing for the wells was by means of a loan from an arm's length company that will be paid back and secured by the Company's Hood County production. The Company will bonus the lender for putting up the funds by transferring a 4% interest in the Mesa Wood #1 (Previously named the Wood Reef #2) and Mesa Wood A #2 (Previously named the Wood Reef #3) wells on October 1, 2002 to the lender.

PALLAUM MINERALS LTD.
SCHEDULE "B"
Supplementary Information
For the Year ended June 30, 2001

1. **Analysis of Expenses and Deferred Costs**

Resource Property costs incurred during the year were $676,920, and are shown on the "Consolidated Schedules of Resource Property Deferred Costs".

General & administrative expenses amounted to $422,076 for the year, compared to $262,318 in the prior year. Included in the total for the current period is administration of $63,549, which is made up of: Telephone & fax $19,972; Rent $20,468; Printing & office supplies $6,294; and other $16,815. Please refer to the "Consolidated Statements of Loss and Deficit" for the period ended June 30, 2001. The increased general & administrative expenses reflect increased activity in the current period compared to June 30, 2000. In the current period, the Company incurred $60,381 for its share of drilling costs on the Archer County, Texas oil and gas prospect. As the results revealed no hydrocarbons of significance, the costs were written off.

2. **Related Party Expenditures**

Related party expenditures for the year consisted of $36,000 paid for management fees and $24,168 for office rent and services paid to a company controlled by a director; and $37,000 paid to a company controlled by an officer for financial, administrative, and corporate secretarial services.

3. **Summary of Securities Issued and Options Granted**

(a) Securities Issued during the year:

Date of Issue	Units	Security	Type of Issuance	Price/Unit	Cash Proceeds
Sept 27/00	250,000	Common	Exercise Warrants	$0.10	$ 25,000
Oct. 25/00	833,333	Common	Exercise Warrants	$0.15	125,000
Oct. 27/00	177,500	Common	Exercise Warrants	$0.26	46,150
Nov 17/00	250,000	Common	Exercise Warrants	$0.10	25,000
Jan. 11/01	139,000	Common	Exercise Warrants	$0.15	20,850
Feb. 6/01	100,000	Common	Exercise Warrants	$0.15	15,000
Feb. 16/01	205,000	Common	Exercise Warrants	$0.15	30,750
Feb. 23/01	150,000	Common	Exercise Options	$0.15	22,500
Feb. 23/01	30,000	Common	Exercise Warrants	$0.15	4,500
Feb. 27/01	130,000	Common	Exercise Warrants	$0.15	19,500
Apr. 26/01	100,000	Common	Exercise Options	$0.15	15,000
May 4/01	186,667	Common	Exercise Warrants	$0.15	28,000
May 7/01	2,475,000	Common	Private Placement	$0.20	495,000
May 7/01	182,500	Common	Finders Fee	$0.20	—
May 18/01	100,000	Common	Exercise Options	$0.15	15,000
May 22/01	50,000	Common	Exercise Options	$0.25	7,500
May 24/01	30,000	Common	Exercise Options	$0.25	7,500
May 29/01	40,000	Common	Exercise Options	$0.25	10,000
June 11/01	100,000	Common	Exercise Warrants	$0.15	15,000

(b) Summary of options granted during the year:

Name	Date	Number	Exercise Price	Expiry Date
Employee/Consultant	Sept. 13, 2000	200,000	$0.22	Sept. 13, 2003
Employee/Consultant	May 24, 2001	700,000	$0.35	May 24, 2003

4. **Share Capital as at the End of the Quarter:**

(a) Authorized share capital:
Unlimited number of common shares without par value
Unlimited number of Class A preferred shares without par value
Unlimited number of Class B preferred shares without par value

(b) Issued and outstanding shares: 23,925,171 common shares

PALLAUM MINERALS LTD.
SCHEDULE "B"
Supplementary Information
For the Year ended June 30, 2001

4. **Share Capital as at the End of the Quarter, continued:**

(c) Outstanding options, warrants and convertible securities:

Type of Security	Number Outstanding	Price	Expiry Date
Options	30,000	$0.25	January 24, 2002
Options	200,000	$0.22	September 13, 2002
Options	700,000	$0.35	May 24, 2003
Options	150,000	$0.15	June 8, 2004
Options	775,000	$0.36	March 15, 2005
Warrants	1,776,000	$0.15	December 15, 2001
Warrants	479,133	$0.48	June 23, 2002
Warrants	2,475,000	$0.27	April 26, 2003

(d) Number of shares in escrow: NIL

5. **Directors and Officers**

President, Chief Executive Officer, and Director .... Stanley R. Ford, B. Sc., P.Eng., M.B.A.
Corporate Secretary and Chief Financial Officer .... Peter G. Rook-Green, C.M.A.
Director.. Christopher A. Serin, B. Sc., M.B.A.
Director.. Robert F. Sheldon, B. Sc., P.Eng.
Director.. Michael Devlin, B. Sc. (Hons), M.B.A.

PALLAUM MINERALS LTD.
SCHEDULE "C"
MANAGEMENT DISCUSSION
For the year ended June 30, 2001

DESCRIPTION OF BUSINESS

Pallaum Minerals Ltd. (the "Company") was incorporated by registration of its memorandum and articles under the Company Act (British Columbia) on July 21, 1980 under the name "Baden Explorations Ltd". The Company was reorganized and continued under the *Canada Business Corporations Act* on July 7, 1988, and was renamed Reymont Gold Mines Ltd, and on December 13, 1991 was renamed Pallaum Minerals Ltd.

The Company has one subsidiary, Pallaum Nevada, which is wholly owned, and was incorporated on October 11, 1995 in the State of Nevada, USA. Pallaum Nevada has conducted business in conjunction with acquisition and exploration of the Company's U.S. resource interests.

In recent years, the Company's activities have consisted of acquisition and exploration of mineral properties in Labrador, and in Nevada, USA. During the prior fiscal year, the Company decided to expand its activities to participate in oil and gas projects. The Company evaluated opportunities to participate in such projects, and is now participating in some projects in the southern United States.

OPERATIONS AND FINANCIAL CONDITION

The loss for the year ended June 30, 2001 was $481,014 or $0.02 per share, compared to $352,306 or $0.02 per share last year. Cash and short-term deposits at June 30, 2001 were $2,690 compared to $8,927 at June 30, 2000. Working capital (deficiency) at June 30, 2001 was ($13,375) compared to $156,579 at June 30, 2000.

Interest income amounted to $1,443 in the current year compared to $718 in the same period last year. General & Administrative expenses amounted to $422,076 for the year, compared to $262,318 in the prior year. Included in the total for the current period is administration of $63,549, (which is made up of: telephone & fax $19,972; rent $20,468; printing & office supplies $6,294; and other $16,815), compared to $39,507 in the previous year; Consulting fees were $135,103 (including payments of $21,000 under the investor relations agreement as noted below) compared to $44,904; Accounting & audit $42,740 compared to $35,450; Management fees of $36,000, unchanged from last year; and promotion $44,178 compared to $67,284 and are shown on the "Consolidated Statements of Loss and Deficit" for the year ended June 30, 2001. The increased expenses reflect increased activity in the current period compared to June 30, 2000. The Company also wrote off $60,381 of resource property costs in the current year, compared to $90,706 last year.

Resource Property costs incurred during the year were $676,920, and are shown on the "Consolidated Schedules of Resource Property Deferred Costs".

During the current quarter, the Company received regulatory approval and closed a private placement consisting of 2,475,000 units at $0.20 per unit. Each unit consisted of one share and one share purchase warrant entitling the holder to purchase an additional share at $0.27 per share for a two year period. A finder's fee of 182,500 shares was paid at a deemed price of $0.20 per share.

Details of the Company's resource properties are as follows:

Hood County Gas/Oil Prospect

The Company signed an agreement with International Oil & Gas Inc. to acquire a 12.8205 percent leasehold interest in a 5,000-acre gas/oil prospect in Hood County, Texas. The prospect is located on the edge of the Lipann gas field, which is approximately 30 miles southwest of Ft. Worth, Texas. Drilling did not commence until October 2000, and the initial program was completed in early November. The Operator identified three major zones with gas showings in the Wood Reef No. 1 well. Gas showings were measured in three areas, including the Atoka Sands. On November 13, 2000, the Company announced that the operator has been instructed to complete the well in the Atoka Sands, and to place it into commercial production. International Oil & Gas has negotiated a gas delivery contract with Mitchell Energy Services.

The operator reported that the Wood Reef No. 1 discovery well was connected to Mitchell Gas Service's gas transmission line. Mitchell Gas Services has installed a meter system that can be expanded to permit up to 20 wells to be connected. Fracing sand formed a bridge and after repeated attempts using traditional techniques, a pump jack was installed and the sand bridge collapsed as predicted. A service rig is required to lower the pump to remove the formation water from the lower perforations. The well is connected to the meter.

OPERATIONS AND FINANCIAL CONDITION, continued

Hood County Gas/Oil Prospect, Continued:

The Company participated in an additional two-well project, Wood Reef No. 2 and Wood Reef No. 3. The agreement has been revised so that the Company holds a 24.333 percent leasehold interest, or an 18.97% net revenue interest in these two wells.

The Company agreed to participate in a further five-well program, in which the Company will earn a leasehold interest of 24%, or a net revenue interest of 19.5%. Work commenced on the first two wells in June, 2001. The Mesa Wood no. 3 well drilling was completed in September, 2001, so that the Company now has an interest in a total of four wells. The wells have been renamed as the Mesa Wood #1, the Mesa Wood #A-2, the Mesa Wood #A-3, and the Mesa Wood B-4.

Archer County Oil Prospect

The Company executed an agreement to acquire a 22-1/2 percent working interest or an 18% net revenue interest in an oil and gas prospect in Archer County, Texas. The well was drilled and the front edge of the reef was intersected. The results of the drilling did not indicate hydrocarbons of significance. As a result, the Company has written off the costs incurred on the well.

Under an area of mutual interest (AMI) clause in the Company's agreement, the Company has the first right of refusal to participate in any well drilled on any additional acreage acquired by Oil for America that lies within a five-mile radius of the first well drilled. Oil for America recently acquired a further 133 contiguous acres and the Company can elect to acquire a 22.5 percent working interest in the additional acreage.

Labrador Nickel Syndicate ("LNS")

In 1998, the LNS decided to reduce its holdings to the core 250 mineral claims, comprising two properties, identified as the Adlatok River 1, and the Adlatok River 2.

In January, 2001, the Company entered into an agreement with Pubco whereby the Adlatok River 1 property would be grouped with an adjoining mineral license held by Pubco and another public company. Assessment credits would then be applicable to the grouped claims such that the tenure would be extended for nine years from 2001. In return for the grouping, the Company transferred to Pubco and the other public company an undivided 5% beneficial interest in the Adlatok River 1 property, leaving the Company with a 20% interest in Adlatok River 1. The Company also agreed that it would not earn any interest in the adjoining mineral licence.

The Company retains a 25% interest in the Adlatok River 2 Property.

Related Party Expenditures

Related party expenditures incurred in the year consisted of $36,000 paid for management fees and $24,168 for office facilities and services paid to a company controlled by a director; and $37,000 paid to a company controlled by an officer for financial, administrative, and corporate secretarial services.

The Company entered into a management contract dated May 1, 1997, as amended with International Royalties Corporation ("IRC"), a company controlled by Stanley R. Ford, the President and Chief Executive Officer of the Company, whereby IRC provides management services as well as office facilities, secretarial, telephone, and general office services in return for the payment of $4,485 per month, (increased to $5,500 per month effective April, 2001), and reimbursement of all expenses incurred by IRC on behalf of the Company plus a handling fee of 10% applicable to all disbursements incurred. The management contract has a one-year term but is renewable by consent of both parties.

Under an agreement between IRC and R-G Management ("R-G") a company owned by Peter G. Rook-Green, Corporate Secretary and Chief Financial Officer of the Company, R-G provides accounting, administrative and corporate secretarial services to the Company. R-G is compensated at a rate of $3,000 per month for such services. (Increased to $4,000 per month effective June 30, 2001).

Investor Relations

Effective September 1, 2000, the Company entered into a six-month contract with Critical Link Communications of Vancouver, an arm's length company to carry out investor relations and to assist the Company in raising capital for further oil and gas projects. The contract called for the Company to pay a monthly retainer of $3,500, and issued Critical Link Communications an option to purchase 200,000 shares of the company at an exercise price of $0.22 per share, exercisable for a period of two years. During the period, the Company paid Critical Link Communications $21,000. Regulatory approval of this transaction was received on October 17, 2000.

SUBSEQUENT EVENTS

Subsequent to the quarter, the Company:

a) Announced and closed a private placement consisting of 1,662,500 units priced at $0.20 per unit. Each unit consists of one share and one two-year share purchase warrant that enables the investor to purchase an additional 1,662,500 shares at $0.27 per share. Finders' fees totaling 67,250 shares were issued at a deemed price of $0.21 per share.

b) Proposed to grant 1,185,000 stock options to directors and employees at a price of $0.15 per share exercisable for two years. This transaction is subject to regulatory approval.

c) Proposed to reduce the exercise price of 675,000 existing stock options from $0.36 per share to $0.15 per share. The expiry date of these options is March 15, 2005. This transaction is subject to regulatory approval.

d) Issued 816,000 shares pursuant to the exercise of share purchase warrants at $0.15 per share for total proceeds of $122,400; issued 1,662,500 shares, pursuant to a private placement at $0.20 per share for proceeds of $332,500; and issued 67,250 shares for finders fees for deemed proceeds of $14,123.

e) The company has agreed to enter into an agreement with Falconbridge Limited, Donner Minerals, SVB Nickel Company Ltd., Major General Resources Ltd. and Northern Abitibi Mining Corp. wherein Falconbridge will earn a 50-per-cent interest in the South Voisey's Bay properties by expending $23 million. The Company owns a 25-per-cent interest in the 37.5 square-kilometre Adlatok River 2 property which will be a part of the Falconbridge agreement. The Company also owns a 20-per-cent interest in the Adlatok River 1 property located adjacent to Major General's property. This property has been kept out of the agreement.

f) The Company received US$87,500 each from two arm's length companies for a total of US$175,000 in return for assignments of an undivided one-quarter interest in two wells located in Hood County, Texas, described as the Mesa Wood A-3 and the Mesa Wood B-4 wells, such one-quarter undivided interest equating to a 6.25% leasehold interest and a 4.875% net revenue interest in such two wells to each company.

g) The Company received a US$185,000 financing that will be used to drill the Mesa Wood #3 and the Mesa Wood #4 wells. This project financing for the wells was by means of a loan from an arm's length company that will be paid back and secured by the Company's Hood County production. The Company will bonus the lender for putting up the funds by transferring a 4% interest in the Mesa Wood #1 (Previously named the Wood Reef #2) and Mesa Wood A #2 (Previously named the Wood Reef #3) wells on October 1, 2002 to the lender.

LIQUIDITY AND SOLVENCY

As at June 30, 2001, the Company had a working capital deficiency of $13,375. Since inception, the Company's capital resources have been limited. As the Company has no producing resource properties, its only sources of revenue have been limited amounts from interest and investment income. As a result, the Company has had to rely upon the sale of equity securities through public offerings, private placements, and the exercise of stock options and warrants for funds required for acquisition, exploration and development of resource properties, and for administrative expenses.